UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19249M 102		Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lester R. Brafman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,798
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,798
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,798(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Does not include 200,000 restricted shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc. (the “Issuer”) granted to the Reporting Person on October 22, 2020 under the Issuer’s 2020 Long-Term Incentive Plan, as the Reporting Person will not have voting or dispositive control over any such restricted shares until the restrictions on such shares expire. The restrictions expire with respect to one-fifth of such 200,000 restricted shares on each of January 31, 2022, January 31, 2023, January 31, 2024, January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries. Also does not include 44,904 restricted shares of Common Stock granted to the Reporting Person on various dates under the Issuer’s Second Amended and Restated 2010 Long-Term Incentive Plan, as amended, and the Issuer’s 2020 Long-Term Incentive Plan, as the Reporting Person will not have voting or dispositive control over any such restricted shares until the restrictions on such shares expire. The restrictions expire with respect to 35,154 of such 44,904 restricted shares on January 31, 2022 and with respect to the remaining 9,750 of such restricted shares on January 31, 2023, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 3 of 6

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104-2870.

ITEM 2.	Identity and Background.

(a) This statement is filed by Lester R. Brafman, an individual (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104-2870.

(c) The Reporting Person is the Chief Executive Officer of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Unites States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

On January 31, 2021, the restrictions with respect to 24,263 shares of Common Stock (the “Unrestricted Shares”) which were previously issued to the Reporting Person pursuant to the Issuer’s Second Amended and Restated 2010 Long-Term Incentive Plan, as amended, a copy of which, as amended, is attached hereto as Exhibits 1 and 2 (the “2010 Long-Term Incentive Plan”) expired. As a result of the expiration of the restrictions, the Reporting Person may be deemed to be the beneficial owner of the Unrestricted Shares. At the time of the expiration of such restrictions, the Reporting Person owned 46,535 shares of unrestricted Common Stock. The form of award agreement pursuant to which the Unrestricted Shares were originally granted to the Reporting Person is attached hereto as Exhibit 3 (the “Form Award Agreement”).

The foregoing descriptions of the 2010 Long-Term Incentive Plan and the Form Award Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the 2010 Long-Term Incentive Plan and the Form Award Agreement, respectively, copies of which are attached hereto as Exhibit 1 and 2 and Exhibit 3, respectively, and are incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates do not include 200,000 restricted shares of Common Stock granted to the Reporting Person on October 22, 2020, as the Reporting Person will not have voting or dispositive control over any such restricted shares until the restrictions on such shares expire. The restrictions expire with respect to one-fifth of such restricted shares on each of January 31, 2022, January 31, 2023, January 31, 2024, January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries. The shares of Common Stock to which this Schedule 13D relates also do not include 44,904 restricted shares of Common Stock granted to the Reporting Person on various dates under the Issuer’s Second Amended and Restated 2010 Long-Term Incentive Plan, as amended, which has expired pursuant to its own terms, and the Issuer’s 2020 Long-Term Incentive Plan, as the Reporting Person will not have voting or dispositive control over any such restricted shares until the restrictions on such shares expire. The restrictions expire with respect to 35,154 of such 44,904 restricted shares on January 31, 2022 and with respect to the remaining 9,750 of such restricted shares on January 31, 2023, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries. The Reporting Person and the Issuer have agreed that all of the above-described 244,904 shares of restricted Common Stock are non-voting stock until the applicable restrictions expire with respect to such shares.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 4 of 6

The Reporting Person intends to review his investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that the Reporting Person would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with the Reporting Person’s review of his investment, the Reporting Person may from time to time seek to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The responses of the Reporting Person to rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

(a) The percentage of ownership indicated in this Schedule 13D is calculated based on 1,334,541 shares of Common Stock outstanding as of February 12, 2021, as provided by the Company.

(b) The Reporting Person has the sole power to vote or direct its vote of all of the shares of the Common Stock that are the subject of this Schedule 13D (collectively, the “Shares”) and the sole power to dispose or direct the disposition of the Shares.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 5 of 6

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1	Second Amended and Restated Cohen & Company Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.73 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2014).
2	Amendment No. 1 to Second Amended and Restated Cohen & Company Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on November 10, 2016).
3	Form of Restricted Stock Award under Cohen & Company Inc. Second Amended and Restated 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.46 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 4, 2011).

SCHEDULE 13D
CUSIP No. 19249M 102		Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

By:	/s/ Lester R. Brafman
Name:	Lester R. Brafman